UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                   0-15873
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                                  FORM 12b-25
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                           NOTIFICATION OF LATE FILING           CUSIP NUMBER
                                                                  517906 50 9
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(Check One):
           [_]Form 10-K [_]Form 20-F  [_]Form 11-K  [X]Form 10-QSB [_]Form N-SAR

                   For Period  Ended:     June 30, 1996
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                   [_] Transition  Report on Form 10-K
                   [_] Transition  Report on Form 20-F
                   [_] Transition Report on Form 11-K
                   [_] Transition  Report on Form 10-Q
                   [_] Transition  Report on Form  N-SAR
                   For the Transition Period Ended: __________________________

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  Read instruction (on back page) before preparing form. please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Lasergate Systems, Inc.
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Full Name of Registrant



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Former Name if Applicable



28050 U.S. 19 North, Corporate Square, Suite 502
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Address of Principal Executive Office (Street and Number)


Clearwater, Florida 34621
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c         The   accountant's   statement  or  other  exhibit  required  by  Rule
          12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               SEE ATTACHMENT A

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Philip P. Signore                      813                 725-0882
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             (Name)                     (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                           [X]  Yes   [_]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X]  Yes   [_]  No
     SEE ATTACHMENT B

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                             Lasergate Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 15, 1996                          By  /s/ Philip P. Signore
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                                                  Philip P. Signore,
                                                   Chief Financial Officer

                                   Form 12b-25

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Form 10-QSB for the Registrant cannot be filed within the prescribed time period because the change in the Chief Financial Officer during the second quarter of the fiscal year ending December 31, 1996 has resulted in an inability to have the financial statements for the quarter ended June 30, 1996 prepared during the prescribed time period.



                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION


The Registrant anticipates reporting a significant increase in revenues, but increases in selling, general and administration expenses ("SG&A") more than offset the additional revenue. The increase in revenues is primarily attributable to marketing activities by a larger sales staff, from the Registrant's enhanced products, and from new market accessibility resulting from the acquisition of Delta Information Services, Inc. in December 1994 and GIS Limited Partnership effective January 1995. Several components of SG&A have increased but the most significant component is a write-down of capitalized software costs. The resulting loss which the Registrant anticipates reporting for the quarter is significantly larger than the loss for the same quarter last year.